Exhibit 15.2

May 5, 2017 VIA EDGAR	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Mr. Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:                             Mogul REIT II, Inc.

Draft Offering Statement on Form 1-A

Submitted March 8, 2017

CIK No. 0001699573

Dear Mr. Kluck:

On behalf of Mogul REIT II, Inc. (CIK No. 0001699573) (the “Company”), please find transmitted herewith the Company’s Confidential Submission No. 2 of its offering circular (the “Submission No. 2”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

This letter is being submitted in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated April 5, 2017.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the offering circular (the “Offering Circular”) as revised and included in Submission No. 2.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1:  Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:  In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •   Washington, DC   •   Raleigh-Durham   •   Savannah

International Marketing Offices:  Beijing   •   Taipei

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck

Securities and Exchange Commission

May 5, 2017

Comment No. 2:  We note that you may conduct the share repurchase program during the offering period of the shares being qualified under this offering statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:  In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase program in determining that the program is consistent with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Comment No. 3:  We note your disclosure on page 4 that Realty Mogul, Co.’s real estate equity finance professionals have more than 150 years of combined direct experience in the commercial real estate business, and have managed more than $40 billion in originations and underwritings of commercial real estate loans and equity investments.  We also note your disclosure that your Manager advises another REIT with similar investment objectives, MogulREIT I, LLC.  Please revise your offering circular to include the prior performance disclosure required by Item 8 and Appendix II of Industry Guide 5, or provide a detailed explanation as to why you do not believe such disclosure is required. Please refer to Release No. 33-6900 (June 17, 1991).

Response:  The Company respectfully submits that, although the Company’s sponsor, Realty Mogul Co. (“Realty Mogul”), has substantial direct experience in the commercial real estate business, prior to sponsoring MogulREIT I, LLC, Realty Mogul had not sponsored any programs within the meaning of Industry Guide 5.  The Company believes that in order to qualify as a program that would create a meaningful track record for potential investors in the Company, Realty Mogul’s prior activities must constitute an investment program or investment-like program.  Realty Mogul’s primary business is establishing and operating special purpose vehicles that each invest in a single real estate opportunity.  Similarly, Realty Mogul offers borrower payment dependent notes, which are debt investments that pay principal and interest, if and only if, Realty Mogul hosts these special purpose vehicles and borrower payment dependent notes and permits accredited investors to invest in them.  For each loan or equity investment, Realty Mogul (or its controlled special purpose vehicle) acquires and owns the investment.  However, Realty Mogul does not make any investment decision to acquire these loans and instruments.  Realty Mogul’s business is to permit accredited investors to make their own decisions to invest indirectly in these investments.  Realty Mogul holds the instruments only to facilitate that business, not as part of an investment program.  In addition, in its ordinary practice, Realty Mogul and its affiliates do not hold ownership interests in these investment opportunities after the interests are sold to investors.  Through the Realty Mogul Platform (as described in the Offering Circular), Realty Mogul facilitates these investment opportunities, but investing in these opportunities is not a part of Realty Mogul’s investment strategy.  Realty Mogul does not select investments on the Realty Mogul Platform for any investor or recommend whether an investor should invest in a particular platform investment.  Fundamentally, Realty Mogul is an investment market place, connecting real estate developers and sponsors with providers of capital.  As such, the Company respectfully submits that Realty Mogul’s prior activities have not generated a track record as contemplated by Item 8 of Industry Guide 5.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck

Securities and Exchange Commission

May 5, 2017

The Company has revised the Offering Circular to provide the disclosure required by Item 8 and Appendix II of Industry Guide 5 for MogulREIT I, LLC.  The Company notes that MogulREIT I, LLC has limited operating history and is still in its offering stage.  Accordingly, only Table V is presented in Appendix A of the Offering Circular.

Offering Circular Cover Page

Comment No. 4:  We note your disclosure that you expect to offer shares of your common stock in the offering until you raise the maximum amount being offered.  Please disclose the date that the offering will end. Please see Item 501(b)(8)(iii) of Regulation S-K.

Response:  The Company has revised the Offering Circular to disclose that the Company expects to offer shares of its common stock until the earlier of:  (i) the date that is two years from the qualification date of the offering; or (ii) the date on which the maximum offering amount has been raised; provided, however, that the Company’s board of directors may terminate the offering at any time or extend the offering.  In no event, however, will the Company extend the offering beyond 180 days after the third anniversary of the initial qualification date.

Comment No. 5:  We note your disclosure on page 5 that your Sponsor will pay up to a 1.20% commission. We also note that your offering circular cover page states that your Sponsor will pay underwriting discounts and commissions in an amount of $1.20 per share.  Please reconcile this apparent discrepancy or tell us why such reconciliation is not necessary.

Response:  The Company has revised the Offering Circular to reflect that the commission on one share of the Company’s common stock at the purchase price of $10.00 will be $0.12.

Offering Summary

Our Structure, page 16

Comment No. 6:  We note that your corporate structure chart indicates that you will own a 99.9% interest in MogulREIT I, LLC.  Please confirm.

Response: The Company has revised the Offering Circular to reflect the correct ownership structure.

Management Compensation, page 16

Comment No.7:  Please disclose the estimated acquisition fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time.

Response:  The Company has revised the Offering Circular to disclose the estimated acquisition fees, assuming the maximum amount is raised and assuming the Company utilizes its maximum target leverage.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck

Securities and Exchange Commission

May 5, 2017

Comment No. 8:  We note your disclosure under “Other Operating Expenses — Manager” that such expenses do not include your Manager’s or Realty Mogul, Co.’s employee costs.  We also note that Section 3.02(a)(vii) of your management agreement suggests that the compensation and personnel-related expenses of your Manager and its affiliates are reimbursable expenses.  Please reconcile this apparent discrepancy or tell us why such reconciliation is not necessary.

Response:  The Company has revised the management agreement to remove the provision relating to reimbursement of personnel-related expenses of the Company’s Manager.

Comment No. 9:  In future filings that require Item 13 of Form 1-A disclosure, please disclose the amount of fees paid to your Manager, Realty Mogul, Co. or its affiliates, and break out the amounts paid pursuant to the management fee and reimbursements under your management agreement and the shared services agreement.

Response:  In future filings that require Item 13 of Form 1-A disclosure, the Company will disclose the amount of fees paid to the Manager, Realty Mogul or its affiliates and break out the amounts paid pursuant to the asset management fee and reimbursements under the management agreement and shared services agreement.

Comment No. 10: We note your disclosure on page 67 that “[f]ees to be payable to our Manager pursuant to the management agreement, including any fees that may be paid upon termination of the management agreement, are described below under ‘Management Compensation.’” Please also disclose any fees or expenses payable to your Manager upon the termination of your management agreement.

Response:  The Company respectfully submits that its Manager does not receive any fees or expenses payable upon the termination of the management agreement.  Accordingly, the Company has revised the Offering Circular to remove the above-referenced disclosure.

Quarterly NAV Share Price Adjustments, page 22

Comment No. 11:  Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:  The Company hereby submits its template for future NAV disclosures, attached hereto as Exhibit A.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck

Securities and Exchange Commission

May 5, 2017

Estimated Use of Proceeds, page 64

Comment No. 12:  In your use of proceeds table, below the line item “Estimated Amount Available for Investments,” please include a line item for fees related to the purchase of properties, such as acquisition fees, and total amount for application of proceeds. Please see Item 3.B. and Appendix I of Industry Guide 5.

Response:  The Company has revised the Estimated Use of Proceeds section of the Offering Circular, beginning on page 59, to disclose the estimated acquisition fees and the total amount available for investment.

Management

Our Manager, page 69

Comment No. 13: We note your disclosure on page 70 that your Manager may change your investment objectives at any time without approval of your stockholders.  We also note your disclosure on page 28 that the Board may change your targeted investments and asset allocation at any time and on page 66 that “The Board has adopted written policies on investments and borrowing, the general terms of which are set forth in this offering circular. Our directors may revise those policies or establish further written policies on investments and borrowings and monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interests of our stockholders.” Please revise your disclosure to clearly state whether your Manager or your Board has the authority to change your investment policies and objectives.

Response:  The Company has revised the Offering Circular to provide that the Company’s board of directors has the authority to change the Company’s investment policies and objectives.

Conflicts of Interest

Receipt of Fees and Other Compensation by our Manager and its Affiliates, page 79

Comment No. 14:  We note your disclosure on page 79 regarding the conflict of interest that your Manager may experience in determining whether to acquire, on your behalf, assets sourced by third parties rather than those sourced by an RM Originator or Mogul Securities.  To the extent that you will pay an RM Originator or Mogul Securities fees in connection with the acquisition of equity opportunities sourced by such entities, please disclose such fees in your Management Compensation presentation.

Response:  The Company respectfully submits that it will not pay fees to RM Originator or Mogul Securities in connection with the acquisition of equity opportunities sourced by third parties.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck

Securities and Exchange Commission

May 5, 2017

Plan of Operation

Liquidity and Capital Resources, page 93

Comment No. 15: We note your disclosure on page 94 that your targeted portfolio-wide leverage after you have acquired an initial substantial portfolio of diversified investments is between 0-25% of the greater of the cost (before deducting depreciation or other noncash reserves) or fair market value of our assets.  We also note your disclosure on page 2 that “We may use leverage of up to 75% of the fair market value or expected fair market value (for a value- add acquisition) of our assets.” Please reconcile this apparent discrepancy or tell us why such a reconciliation is not necessary.

Response:  The Company has revised the Offering Circular to provide that its targeted portfolio-wide leverage is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of its assets.

*  * *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:   Ms. Jilliene Helman

Ms. Karen Fleck

EXHIBIT A

Exhibit A

MogulREIT II, Inc.

Quarterly Pricing Supplement

As of [     ], 20[  ], our net asset value (“NAV”) per share of our common stock (“NAV per share”) is $[XX.XX].  The NAV per share shall be effective through [    ], 20[  ], unless updated by us prior to that time.

Components of NAV

The following table sets forth the calculation for our NAV per share:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	Month Day, Year	Month Day, Year
ASSETS:
Cash and cash equivalents	$	$
Interest receivable
Deferred offering costs
Total assets

LIABILITIES:
Accounts payable
Distribution payable
Accrued Expenses
Other Liabilities
Total Liabilities
NET ASSETS	$	$
Net assets consist of:
Stockholder’s equity	$	$
Additional paid in capital
Retained earnings
NET ASSETS	$	$
NET ASSET VALUE PER SHARE	$	$

As described in the Description of Our Common Stock—Valuations Policies section of our offering circular, our Manger’s internal accountants calculate the NAV per share of our common stock.  The NAV per share calculation will reflect the total value of our assets minus the total value of our liabilities, divided by the number of shares of our common stock outstanding as of the close of the last business day of the preceding fiscal quarter.   Our commercial real estate assets and investments will constitute a significant component of our total assets. We will take estimated values of each of our commercial real estate investments, including related liabilities, based upon performance and, if our board of directors deems it necessary, individual appraisal reports of the underlying real estate provided by an independent valuation expert.

As with any methodology used to estimate value, the methodology that will be employed by our Manager’s internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV. While this offering is ongoing, if we reasonably believe that a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement and on the Realty Mogul Platform website, www.realtymogul.com, as promptly as reasonably practicable.  The current NAV per share of our common stock can also be found on the Realty Mogul Platform website.

[Historical Share Pricing Information]*

Below is the quarterly NAV per share of our common stock, as determined in accordance with our valuation policies, for each fiscal quarter from [      ], 20[  ] to [       ], 20[  ].

Date	NAV per share
, 20[ ]	$
, 20[ ]	$
, 20[ ]	$

*as applicable